Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Bridgetown 2 Holdings

PropertyGuru Announces Strong First Half 2021 Performance and Public Filing of Registration Statement as It Progresses Towards NYSE Listing

•	Southeast Asia’s #1 digital property marketplace with leading positions in Singapore, Vietnam, Malaysia and Thailand[1]

•	First half 2021 revenue increased by 17.9% to S$42.9 million compared to first half 2020, despite adverse COVID-19 impact on Southeast Asian markets

•	Registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission in connection with its previously announced business combination with Bridgetown 2

Singapore and Hong Kong – December 7, 2021 – PropertyGuru Pte. Ltd. (“PropertyGuru” or “the Group”), Southeast Asia’s leading property technology (“PropTech”) company1, today announced the Group’s financial results for the six months ended June 30, 2021. Despite its Priority Markets2 being adversely impacted by COVID-19, the Group delivered strong revenue growth and continued its leading Engagement Market Share positions.

In addition, in connection with the previously announced business combination between PropertyGuru and Bridgetown 2 Holdings Limited (NASDAQ: BTNB) (“Bridgetown 2”), a special purpose acquisition company formed by Pacific Century Group (“Pacific Century”) and Thiel Capital LLC (“Thiel Capital”), PropertyGuru Group Limited today publicly filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”). The Registration Statement is subject to SEC review.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru, said, “Our strong performance in the first half of 2021 demonstrates that our strategy to invest in our markets and teams and expand our products and services is working. Leveraging our integrated and differentiated technology platform, we are confident that we will emerge from the pandemic as the best solution to match property seekers and sellers across the region, which is estimated to become the world’s fourth largest economy in the world by 20303. We are beginning to solidify this position as more home seekers and investors turn to real estate to mitigate short-term economic uncertainties. We believe this, combined with the long-term fundamentals of urbanization, digitalization and a rising middle class fueled by a vibrant pool of increasingly affluent and digital property seekers, will continue to drive the expansion of Southeast Asia’s property market. We are only beginning to scratch the surface of our S$10.9 billion4 addressable market.

Today’s filing also reflects the significant progress that we have made in our business combination with Bridgetown 2. We look forward to completing that process in the first quarter of 2022 and accelerating our journey as a public company.”

[1]	In terms of Engagement Market Share based on SimilarWeb data between January 2021 and June 2021.
[2]	“Priority Markets” means Singapore, Vietnam, Malaysia, Thailand and Indonesia.
[3]	According to the Singapore Business Review, ASEAN to become world’s fourth largest economy for 2030: Singapore PM Lee, August 2018.
[4]	According to Frost & Sullivan.

Bridgetown 2 Holdings

Joe Dische, Chief Financial Officer, PropertyGuru, said, “Our strong revenue growth in the first half of 2021 represents our ability to effectively navigate an uneven path to recovery from the pandemic. Despite challenging market conditions in the third quarter this year, we are forecasting only a slight reduction in our full year 2021 revenue and no change in our full year Adjusted EBITDA against our previous projections. This is a result of our continued investments throughout the pandemic, including our strategic acquisitions to enhance our marketplace positions in Malaysia and Thailand and expand our data analytics capabilities.

Our resilient business model and ability to leverage technology and data, positions us well to capture the tremendous market opportunities that lie ahead. Our confidence is reflected in our long-term growth outlook beyond 2021, which remains strong.”

Matt Danzeisen, Chairman, Bridgetown 2, said, “Hari and his talented team have built a suite of digital property solutions that continues to stay ahead of the evolving needs of the region’s real estate market. Their innovative platform is reshaping the way millions of people across Southeast Asia think about property. We look forward to completing the transaction, which will provide PropertyGuru with greater financial resources to do what they do best.”

Financial Overview for the Six Months Ended June 30, 2021

Strong Group performance, despite adverse impact resulting from COVID-19 restrictions:

•	Total revenue increased by 17.9% compared to the six months ended June 30, 2020 to S$42.9 million, reflecting renewed demand for property.

•	Singapore: Revenue grew by 12.8% to S$25.4 million, with Average Revenue Per Agent (“ARPA”) of S$1,539 and a Singapore Agent subscription renewal rate of 83%, a 12% year-on-year increase.

•	Vietnam: Revenue increased by 29.5% to S$10.1 million, with revenue per listing increasing by 30% year-on-year to S$2.76.

•	Malaysia: Revenue increased 17.4% to S$4.2 million.

•	Adjusted EBITDA was a loss of S$4.8 million, reflecting increased investments in people and marketing as the Group seeks to emerge strongly from the pandemic period.

•

Net loss increased to S$150.6 million, primarily due to an accounting fair value loss of S$124.1 million on preference share conversion options, with the rise in valuation of the Group. The Group’s preference shares have since been converted to ordinary shares, therefore such fair value losses are not expected in future periods.

Bridgetown 2 Holdings

	Six months ended June 30, 2021
	Marketplaces				Fintech and data services	Corporate*	Total
	Singapore	Vietnam	Malaysia	Other Asia
	(S$ in thousands except percentages)
Revenue	25,382	10,098	4,216	2,052	1,142		42,890
Adjusted EBITDA	16,545	2,778	(6,881)	(1,946)	(1,705)	(13,563)	(4,772)
Adjusted EBITDA Margin (%)	65.2%	27.5%	(163.2%)	(94.8%)	(149.3%)		(11.1)%

	Six months ended June 30, 2020
	Marketplaces				Fintech and data services	Corporate*	Total
	Singapore	Vietnam	Malaysia	Other Asia
	(S$ in thousands except percentages)
Revenue	22,501	7,800	3,592	2,090	391		36,374
Adjusted EBITDA	16,946	1,226	(64)	(1,777)	(266)	(9,690)	6,375
Adjusted EBITDA Margin (%)	75.3%	15.7%	(1.8%)	(85.0%)	(68.0%)		17.5%

*

Corporate consists of HQ Costs, which are not allocated to the segments. HQ Costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

Continued Category Leadership

For the six months ended June 30, 2021, PropertyGuru continued its Engagement Market Share leadership in Singapore, Vietnam, Malaysia and Thailand, while maintaining its position in Indonesia.1

•	Singapore: 81% – 5x the closest peer

•	Vietnam: 74% – 2.9x the closest peer

•	Malaysia: 95% – 22x the closest peer

•	Thailand: 61% – 2.7x the closest peer

•	Indonesia: 37% – 0.7x the closest peer

As of June 30, 2021, the Group’s platform connected more than 52 million property seekers monthly5 to more than 57,000 agents in its digital marketplaces of more than 3.3 million listings. Organic traffic represented 65%4 of overall traffic, demonstrating a compelling barrier to entry and good unit economics for the marketplace businesses.

Full Year 2021 Outlook

During the second half of 2021, the Group has been navigating Southeast Asia’s uneven recovery from the COVID-19 pandemic. In Vietnam and Malaysia, the strict lockdown orders have significantly reduced real estate activity. These challenges have been partially offset by stronger than expected recovery in Singapore where the COVID-19 situation has been more stable.

[5]	Based on Google Analytics data between January 2021 and June 2021.

Bridgetown 2 Holdings

For its full year 2021 revenue and Adjusted EBITDA outlook, the Group has taken into account the strength of its business while recognizing the ongoing adverse impact of COVID-19 driven restrictions on its five markets. Accordingly, the Group has marginally reduced the full year 2021 revenue outlook to approximately S$97.5 million, which would represent an 18.8% increase over 2020. The Group’s full year Adjusted EBITDA expected loss remains unchanged at S$16.4 million. The Group’s outlook for 2022 through 2025 also remains unchanged, driven by improved expectations for Singapore, Malaysia and Other Asia (Thailand and Indonesia) and more moderate expectations for Vietnam and fintech and data services.

About PropertyGuru Group

PropertyGuru Group is Southeast Asia’s leading property technology company1, and the preferred destination for over 52 million property seekers4 to find their dream home, every month. PropertyGuru and its group companies empower property seekers with more than 3.3 million real estate listings, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. Over the decade, the Group has grown into a high-growth technology company with a robust portfolio of leading property portals across its core markets company; award-winning mobile apps; a high quality developer sales enablement platform, FastKey; mortgage marketplace PropertyGuru Finance; and a host of other property offerings including Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

About Bridgetown 2 Holdings

Bridgetown 2 Holdings Limited is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, with a focus on technology, financial services, or media sectors in Southeast Asia. The company is formed by Pacific Century Group and Thiel Capital, led by Chief Executive Officer and Chief Financial Officer, Daniel Wong, and Chairman Matt Danzeisen.

For more information, please visit https://www.bridgetownholdings.co/

Bridgetown 2 Holdings

Contact Information:

For inquiries regarding PropertyGuru, please contact:

Media

PropertyGuru Group Media Relations

mediaenquiry@proeprtyguru.com.sg

Sard Verbinnen & Co

Ron Low and Jay Qin – Asia

Liz Zale and Chloe Clifford – U.S.

PropertyGuru-SVC@sardverb.com

Investor

PropertyGuru Group

Investor Relations

investors@propertyguru.com

The Blueshirt Group

Chris Hollenbeck

propertyguru@blueshirtgroup.com

For inquiries regarding Bridgetown 2 Holdings, please contact:

Pansy Poon

+852 6609 8565

Pansy.yt.poon@pcg-group.com

Karin Wong

+852 9755 6265

Karin.Wong@pcg-group.com

Note:

References to “S$” are to Singapore dollars.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru, PropertyGuru Group Limited (“PubCo”) and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Bridgetown 2 Holdings

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Bridgetown 2 Holdings

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru, PubCo and Bridgetown 2 have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

Bridgetown 2 Holdings

About Key Performance Metrics and Non-IFRS Financial Measures

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb.

Number of agents in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets.

This document also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and cost of proposed listing. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. The table below reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measure stated in accordance with IFRS.

Bridgetown 2 Holdings

	Six Months Ended June 30,
	2021	2020

	(S$ in thousands)
Net loss	(150,568)	(2,298)
Adjustments:
Changes in fair value of preferred shares and embedded derivatives	124,146	(6,032)
Finance costs—net	9,951	6,330
Depreciation and amortization expense	5,012	4,769
Tax expense	339	70
Impairment	8	—
Share grant and option expenses	2,468	3,255
Other (gains)/losses—net	366	281
Business acquisition transaction and integration costs	1,254	—
Cost of proposed listing	2,252	—

Adjusted EBITDA	(4,772)	6,375
Revenue	42,890	36,374
Adjusted EBITDA	(4,772)	6,375

Adjusted EBITDA Margin	(11.1%)	17.5%

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

In connection with the business combination, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Bridgetown 2 Holdings

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.